Exhibit 99.2

New Gold Closes Acquisition of Silver Quest Resources
Consolidates Ownership of Blackwater Project

(All figures are in Canadian dollars unless otherwise indicated)

December 23, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) and Silver Quest Resources Ltd. (“Silver Quest”) (TSX.V:SQI) today announce that New Gold has completed the acquisition of all the shares of Silver Quest. Under the terms of the court approved arrangement (the “Arrangement”), 10.5 million New Gold common shares were issued to former Silver Quest securityholders on the basis of 0.09 of a New Gold share for each Silver Quest share and nominal cash consideration.

As a result of the completion of the Arrangement, New Gold has acquired Silver Quest’s 25% interest in the Davidson Property, which forms the northern half of the Blackwater gold-silver deposit and in which New Gold held a 75% interest, thus consolidating a 100% ownership in the Blackwater Project. New Gold also acquired a 100% interest in the Capoose Property, located adjacent to Blackwater, covering over 410km2 of land with an established gold and silver mineral resource.

Transaction Highlights

•	Consolidates 100% ownership of Blackwater Project thus increasing the total mineral resource inventory:

o	Increases indicated gold resources by 0.6 million ounces to 5.4 million ounces (165 million tonnes at an average grade of 1.01 g/t)

o	Increases inferred gold resources by 0.2 million ounces to 1.2 million ounces (39 million tonnes at an average grade of 0.94 g/t)

•	Adds Capoose Property’s mineral resource to New Gold’s portfolio

o	Indicated resource of 0.4 and 26.6 million ounces of gold and silver, respectively (31 million tonnes at an average grade of 0.38 g/t gold and 26.5 g/t silver)

o	Inferred resource of 0.4 and 29.5 million ounces of gold and silver, respectively (37 million tonnes at an average grade of 0.37 g/t gold and 24.6 g/t silver)

•	Significantly increases total landholdings in Blackwater area from approximately 240km2 to approximately 670km2

"The consolidation of our interest in Blackwater and the addition of Capoose further confirm our excitement about the future of the Blackwater Project and surrounding area," stated Randall Oliphant, New Gold Executive Chairman. “With Blackwater already having a significant gold resource that should continue to grow and a land package now totaling over 670km2, we are excited to move forward with continued exploration and development in this area for many years to come.”

New Gold continues to aggressively drill the Blackwater deposit with nine drills now active at the site. The company plans to provide a further update to the Blackwater mineral resource in February 2012. The update will incorporate additional data for drilling completed between the end of July and November 2011, representing approximately 70 additional holes totaling 20,450 metres since the September 2011 resource update.

As part of the Arrangement, for every three Silver Quest shares held, Silver Quest shareholders received one common share in a new precious metals-focused exploration company, Independence Gold Corp. (“Independence Gold”). New Gold holds 9.9% of the outstanding shares of Independence Gold with the former Silver Quest shareholders holding the remaining 90.1%. Independence Gold has approximately $15 million in cash, sufficient to fund an aggressive two year exploration program.

The TSX Venture Exchange will disseminate a notice announcing the delisting of the Silver Quest shares. Registered Silver Quest shareholders should send their completed and executed letters of transmittal and their Silver Quest share certificates to the depository, Computershare Investor Services as soon as possible in order to receive the consideration to which they are entitled under the Arrangement. Non-registered Silver Quest shareholders who hold shares through a broker or another intermediary should follow the instructions provided to them by their broker or such other intermediary. A copy of the letter of transmittal is available on SEDAR at www.sedar.com under the Silver Quest profile and at www.newgold.com.

New Gold intends to effect an amalgamation with its wholly-owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. effective January 1, 2012 (“Amalgamation”).  Following completion of the Amalgamation, New Gold will be the direct operator of the Blackwater Project.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's, Silver Quest’s or Independence Gold’s future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold/Silver Quest expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Silver Quest/Independence Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Silver Quest will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Silver Quest, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Silver Quest’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold/Silver Quest/Independence Gold’s expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold. The Blackwater mineral resource estimate was prepared by Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent Qualified Person under National Instrument 43-101. See New Gold’s news release dated September 19, 2011 and the NI 43-101 technical report entitled “Technical Report, Blackwater Gold Project dated November 2, 2011” available on SEDAR, for details of key assumptions and parameters relating to these resource estimates.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.